US Parts Online Inc.

2360 Corporate Circle Suite 400

Henderson, NV 89074

July 27, 2012

United States

Securities and Exchange Commission

Washington, DC 20549

Re: US Parts Online Inc.’s - Registration Statement on Form S-1

Amendment No. 2

Filing No. 333-179765

Dear: Max A. Webb

In response to your letter dated June 11, 2012 which included comments regarding our registration statement, we have prepared the following responses:

General

Comment: 1

Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company and revise your prospectus to:

•

Describe how and when a company may lose emerging growth company status;

•

Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•

State your election under Section 107(b) of the JOBS Act:

o If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Response: We have disclosed on our prospectus cover page that we are an emerging growth company and revised our prospectus to following:

As an “emerging growth company” under the JOBS Act, we are permitted to rely on exemptions from certain disclosure requirements.

We qualify as an “emerging growth company” under the JOBS Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. For so long as we are an emerging growth company, we will not be required to:

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have an auditor report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

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comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

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submit certain executive compensation matters to shareholder advisory votes, such as “say-on-pay” and “say-on-frequency;” and

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 disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive’s compensation to median employee compensation.

We have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1).We provided a risk factor explaining that this election allow us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. We have stated in our risk factor that, as a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates. Also, we have included a similar statement in your critical accounting policy disclosures.

Registration Statement cover page

Comment: 2

Please indicate and consecutively number subsequent amendments to the registration statement. Refer to Rule 470 of Regulation C.

Response: We have numbered subsequent amendments to the registration statement

Prospectus summary, page 6

Comment: 3

We note your revised disclosure in response to prior comment 8. Please further revise your disclosure to disclose your total stockholders’ equity balance as of your most recent balance sheet date. In addition, as previously requested, please also disclose both the aggregate market price of your common stock and your total stockholders’ deficit balance as of your most recent balance sheet date in one of your opening paragraphs on page 3 in the overview section.

Response: We have disclosed our total stockholders’ equity balance as of our most recent balance sheet date (-$2,676). We have disclosed both the aggregate market price of our common stock (market price: N/A, no trading market yet)and our total stockholders’ deficit balance as of our most recent balance sheet date (-$2,676) in one of our opening paragraphs on page 3 in the overview section.

Management’s Discussion and Analysis, page 23

Plan of Operation, page 24

Comment: 4

We note your response to prior comment 14 and reissue in part. Please clarify in the first paragraph of this section that because of the terms of the offering, you may not raise the full proceeds until May 31, 2013.

Response: We have revised to clarify that because of the terms of the offering, we may not raise the full proceeds until May 31, 2013.

Comment: 5

Please substantiate your statement in the third sentence of the last paragraph on page 25.

Response: We have removed our statement in the third sentence of the last paragraph on page 25.

Going Concern, page 27

Comment: 6

We note your response to prior comment 15 and reissue in part. Please balance the last paragraph of this section by addressing why you believe that investors should bear the complete risk that you will not raise sufficient proceeds to commence operations, you will be unable to develop a functional website, or will be unsuccessful in your efforts to negotiate with parts suppliers. Please revise your prospectus summary in this manner as well.

Response: We have revised by adding the following disclosure:

While investors bear the risk of loosing their entire investment, management is also bearing substantial risk, including labor and loaned funds, as well as own share subscription proceeds. Both investors and management bear the risk if we will not raise sufficient proceeds to commence operations, and will not be unable to develop a functional website, or will be unsuccessful in our efforts to negotiate with parts suppliers.  The investors are advised of all the potential risks that they bear and are under no obligation to invest.

Description of Business, page 29

Comment: 7

Please significantly expand your discussion of the market for U.S.-manufactured aftermarket auto parts in Europe. For example, explain the nature of the demand for U.S.-manufactured aftermarket auto parts. Explain whether your prospective customers are attempting to buy U.S. made aftermarket parts for European made cars, U.S. made aftermarket parts for U.S. made cars imported into Europe, or some other permutation. Additionally, discuss the nature of the supply and marketing of aftermarket auto parts for European made cars by U.S. original equipment manufacturers and distributors.

Response: We have added the following discussion:

Demand for U.S. manufactured aftermarket auto parts is driven mainly by competitive pricing. Auto Parts in USA are generally cheaper for several reasons: technology development keeps production costs low, competition between car parts manufacturers keeps the price low, larger supply in general(many parts come from auto junk yards from totaled cars) helps to keep the price low.

Our prospective customers are looking to buy parts from US market (parts can be made from anywhere in the world but usually cheapest in US) for U.S. made cars imported into Europe. We will not sell auto parts for European made cars.

Product, page 29

Comment: 8

We note your response to prior comment 23. Please briefly explain what you mean by “whole car shipments.” Additionally, in light of your disclosure that you intend to rely on whole car shipping to the extent you are able because of the cost savings, and in light of your disclosure that this method of shipping can take up to one month, please balance your disclosure in those places where you claim faster shipping time as a competitive advantage by discussing the likelihood you will rely on slower methods of shipping to save money and the impact this will have on estimated shipping times.

Response: We have explained that whole car shipment means that the whole car is shipped by sea container prior to it being dismantled for parts.

We have also added that we will not be able to offer quick shipping for parts from whole cars. When we ship whole cars, shipping costs will be lower but shipping times will be longer. We estimate that we will rely on slower methods of shipping (shipping by sea container) for approximately one half of our orders.

Comment: 9

In this regard, please consider illustrating shipping charges and times with a chart that compares the cost and time to ship each of a small sample of parts with a range of weight that would be shipped via the various methods you contemplate.

Response: We have added the following chart for illustrating shipping costs and times.

	Time	Cost
Small parts shipping by regular mail(max 20 pounds)	From 7 to 14 days	$3-$5 per pound
Body parts shipping by air	From 5 to 10 days	Vary weekly due to fluctuating fuel costs.
Body parts shipping by sea container	From 30 to 45 days	Less than $1 per pound

Comment: 10

We note your response to prior comment 24. Please briefly discuss the types and quantity of parts that you expect will yield from the scrap vehicles you will purchase. Consider illustrating this aspect of your business plan by disclosing the estimated number of parts and the expected aggregate value of the parts that might be resold from the Mercedes Benz you currently hold in inventory.

Response: We have added the following approximate expected gross earnings from parts from one scrap vehicle: 1)Body parts: 27 main parts($5,000-$8,000); 2)Interior parts: 17 parts ($2,000-4,000); 3)Mechanical parts: 21 main parts($6,000-$8,000).

Specialty cars, page 30

Comment: 11

We note your response to prior comments 26 and 27. Please explain in greater detail how you intend to solicit customer orders and match these orders with the ultimate sellers. Discuss whether you are offering a unique service to European customers, or, if there are other brokers who operate a similar business plan, explain what differentiates the service you intend to offer from others.

Response: We hope that our website will attract potential customers to place orders for specialty cars. We are going to match these orders with US based car dealers. Our company will negotiate prices and terms by calling and emailing the US car dealers.

There are some companies offering shipping cars which are unavailable for European markets. They are offering car shipping from US to Europe only. Since some car parts supply for those cars are unavailable in Europe we hope to attract potential buyers by offering car parts for these cars.

Website, page 30

Comment: 12

We note your response to prior comment 30 and reissue. Please clarify in the last sentence of the first paragraph of this section that it is your aspiration to develop a website that offers the benefits you describe.

Response: We have revised to clarify: Our aspiration is to develop a website that can offer an intuitive online shopping experience combined with useful auto part information and content. We hope our future web site will able to cost-effectively attract visitors to our sites, maintain high levels of customer satisfaction and reduce the number of product returns and exchanges.

Comment: 13.

We note your response to prior comment 31. Please provide us with support for your statement that you expect your pricing “will be competitive” with brick-and-mortar retailers and distributors.

Response: We have removed statement that we expect our pricing will be competitive with “brick-and-mortar” retailers and distributors which sell comparable parts.

European crisis, page 31

Comment: 14

We note your response to prior comment 20. Please substantiate your statement in the third sentence of the first paragraph of this section. Additionally, please balance your disclosure by disclosing that economic downturns may also have the effect of reducing the number of miles driven, which in turn may reduce the demand for aftermarket auto parts.

Response: We have removed our statement in the third sentence of the first paragraph of the European crisis section.  Additionally, we have disclosed that economic downturns may also have the effect of reducing the number of miles driven, which in turn may reduce the demand for aftermarket auto parts.

Shipping, page 31

Comment: 15

We note your response to prior comment 33 and reissue. Please discuss in detail how you envision the distribution center and warehouse will operate given that a facility of only 300 to 500 square feet would appear to limit the amount of inventory you could maintain at any one time and would have limited other uses.

Response: We have disclosed that we allocate only 300 to 500 square feet for warehouse rent because we will only be renting it during the last month of our 12 month Plan. We are going to rent larger space for our distribution center during second year of operation. Also if we need more space we can rent additional space if needed.

Delivery from our venders to our customers, page 32

Comment: 16

We note your response to prior comment 33. Please disclose the market rate or otherwise estimated commission rate for parts shipped directly from U.S.-based distributors.

Response: We disclosed that we estimate that commission rate for parts shipped directly from U.S.-based distributers will be 8%-10% from total parts price.

Government Regulation, page 33

Comment: 17

We note your response to prior comment 38 and reissue. Please discuss each specific government regulation, including e-commerce taxation, any regulation or duties on imported automotive parts, and any other government regulation that is expected to materially affect your business. Enough detail should be provided so that investors can assess the extent of and costs of regulatory compliance. Revise the last risk factor on page 4 in this manner as well.

Response: We have disclosed the following government regulations:

The European Union (EU) requires non-EU firms to pay value added tax (VAT) on e-commerce transactions to customers in the EU. EU firms pay the single VAT rate for the country where they are located. If a non-EU firm establishes a subsidiary in an EU country, it can follow the tax rules for EU companies and pay a single rate. Otherwise, non-EU firms are required to register in one EU country but pay the VAT at the rate applicable in each customer’s country. The firm is to remit all tax to the country in which it is registered. The member state of registration is then responsible for distributing the appropriate amount of revenue due to each of the other member countries of the EU, based on the firm’s sales to customers in each country. EU duty rates on auto parts from USA range from 0% to 5%.

We will have to pay VAT. VAT in EU is from 15% in Cyprus and Luxembourg to 25% in Denmark and Sweden. Our prices may be less attractive in some countries with high VAT, unless we set up business establishments in low VAT EU member countries in order to benefit from low VAT rate.

Plan of Distribution, page 37

Comment: 18

We note your response to prior comment 41 and reissue in part. It does not appear the subscription agreement is filed as an exhibit to this amended registration statement. Please file the subscription agreement as an exhibit to your next amended registration statement. We may have further comment upon review of the exhibit.

Response: We have filed subscription agreement as an exhibit to our amended registration statement.

Comment: 19

We note your response to prior comment 42 and reissue in part. Please clarify in which specific jurisdictions you intend to conduct the offering and if you will not conduct the offering in the U.S., please clearly state. Additionally, please disclose where the offering will be conducted on the prospectus cover page.

Response: We have clarified that we will not conduct the offering in the U.S.A. We may conduct our offering in any other country except U.S.A.

Additionally, we have disclosed where the offering will be conducted on the prospectus cover page.

Please direct any further comments or questions you may have to the company's attorney:

J.M. Walker & Associates

Attorneys At Law

7841 South Garfield Way

Centennial, CO 80122

Phone 303-850-7637

Thank you.

Sincerely,

____________________

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